

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2010

Mr. Ira G. Boots, Chief Executive Officer
Berry Plastics Corporation
101 Oakley Street
Evansville, Indiana   47710

Re: Berry Plastics Corporation
Amendment No. 1 to Registration Statement on Form S-4
Filed June 7, 2010
File No. 333-166530

Dear Mr. Boots

We have reviewed your amended registration statement and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Supplemental Letter

1. The letter does not appear to state that with respect to broker-dealers participating in the exchange offer with respect to securities acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the issuer or an affiliate of the issuer to distribute the Exchange Securities.

Legal Opinion

2. Please remove the assumptions related to the guarantors in the third paragraph on page one beginning with the sentence "We have also assumed the valid

authorization, execution and delivery of each of the Transaction Documents by each party thereto other than the Company…"

3. Please remove the qualification in subparagraph (iii) in the second paragraph on page 2 of the opinion.

4. Supplementally, please explain the purpose of the qualifications in subparagraph (a) on page 2 of the opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Dorine H. Miller, Financial Analyst at (202) 551-3711 if you have questions regarding the above comments, or in her absence, contact Craig Slivka, Special Counsel at (202) 551-3729.

Sincerely,

Pamela A. Long
Assistant Director

cc:
Andrew J. Nussbaum, Esq.
Wachtell, Lipton, Rosen & Katz